EXHIBIT 12.1

Staffing 360 Solutions, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six months Ended	Three months Ended	Fiscal Years Ended May 31,
	November 30, 2015	November 30, 2015	2015	2014	2013	2012	2011
Fixed Charges
Interest Expense	1,120,452	678,833	4,187,349	481,072	1,011,482	3,043	-
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,347,373	761,000	4,219,966	2,246,037	-	-	-
Total fixed charges	2,467,825	1,439,833	8,407,315	2,727,109	1,011,482	3,043	-
Earnings (loss)
Earnings before fixed charges	(2,403,231)	(1,739,990)	(9,142,640)	(9,930,630)	(2,393,700)	(241,838)	(12,550)
Fixed charges per above	2,467,825	1,439,833	8,407,315	2,727,109	1,011,482	3,043	-
Ratio of earnings to fixed charges	(0.97)	(1.21)	(1.09)	(3.64)	(2.37)	(79.47)	-
Deficiency of earnings available to cover fixed charges	(4,871,056)	(3,179,823)	(17,549,955)	(12,657,739)	(3,405,182)	(244,881)	(12,550)